SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 November 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	New US co-brand credit card agreements dated 25 November 2024

Exhibit No: 99.1

This announcement contains inside information
25 November 2024
InterContinental Hotels Group PLC

New US co-brand credit card agreements

InterContinental Hotels Group PLC (IHG) has entered into new agreements with our current issuing and financial services partners to continue providing co-branded IHG One Rewards credit cards in the US. The new agreements, including that with JPMorgan Chase Bank, N.A. (Chase), are effective immediately and have an initial term running through to 2036.

Co-brand credit cards drive further membership and loyalty to our IHG One Rewards programme, deepening guest relationships and delivering more business to our hotels. Co-brand credit card agreements generate ancillary fee streams for IHG, in consideration for: providing the co-brand partners with access to our loyalty programme and customer base, and rights to use our brands; arranging for the provision of future benefits to members who have earned points or free night certificates; and performing marketing services.

Total fees to IHG are expected to significantly increase from the start of the new agreements and to continue growing over the term. This growth will be driven by IHG's and our partners' ongoing commitment to expand the overall US co-brand credit card business, and the number and usage of card accounts. This will also be supported by the growth of IHG One Rewards membership and loyalty penetration, together with the ongoing expansion of IHG's hotel portfolio. Fees recognised within IHG's operating profit from reportable segments were $39m in 2023, with these expected to be double that level in 2025 and to more than triple by 2028, and with continued growth anticipated in the years beyond. The balance of fees is recognised within System Fund revenue, and this is also expected to grow meaningfully over the term of the new agreements.

As part of the new agreements, upfront cash inflows totalling $137m, pre-tax, are expected to be received over the coming months as part of IHG's cash flow, and will be recognised within fee income over the term of the new agreements.

The IHG One Rewards programme is on track to have approximately 145 million members globally by the end of the year, with enrolments to date in 2024 having grown by more than 10% year-on-year. Loyalty members typically spend approximately 20% more in IHG hotels than non-members and are around ten times more likely to book through IHG direct channels. In the first half of 2024, Reward Night redemptions grew by around 15% year-on-year, demonstrating strong member engagement and driving increased returns for our hotel owners. Loyalty penetration has also significantly increased, with members now responsible for over 60% of room nights globally in 2024 and approaching 70% in the Americas, each up more than 10%pts on the penetration rates prior to the 2022 refresh of the programme.

IHG One Rewards co-brand credit card holders stay even more frequently and spend more in IHG hotels. In 2023, following the update of US card products alongside the relaunch of the loyalty programme in the prior year, new card accounts reached record levels and we saw double-digit percentage growth in total card spend. This has continued in 2024, such that compared to pre relaunch levels two years earlier, new accounts are up by over 60% and total card spend is around 30% higher.

Our new agreements build on IHG's strong track record of driving growth and shareholder returns. In February 2024, IHG set out a clear framework for future value creation over the medium to long term. As part of this, we aim to grow ancillary products and fee streams, including those from co-brand credit cards. The expansion of ancillary fee streams creates further value in addition to IHG targeting delivering 100-150bps annual improvement in fee margin from operational leverage. This is already being achieved in 2024, with fee revenue growth and margin improvement from loyalty point sales to consumers that is now being reported within results from reportable segments, and is followed by today's announcement.

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, commented: "We are delighted to continue our partnerships to provide co-brand credit cards in the US. Following a detailed review of the opportunities to grow this important ancillary fee stream, the new agreements will create more opportunities for customers to engage with IHG and our award-winning loyalty programme, further strengthen IHG's enterprise and the System Fund for the benefit of our hotel owners, and will drive significant shareholder value. We look forward to continuing a close working relationship with our partners to mutually benefit from the growth of the co-brand programme in the US, and we continue to assess the potential for co-brand credit cards in other markets."

For further information, please contact:

Investor Relations:   Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)
Media Relations:      Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

For the purposes of the Market Abuse Regulation, the person responsible for arranging the release of this announcement is Nicolette Henfrey, EVP, General Counsel & Company Secretary.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,500 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	25 November 2024